dollvorod to tho foregoing ottornoys-ln-toct. This Power of Attorney revokes all provlous powers of attorney with this Company with res poet to the subject matter of this Power of Attorney. IN WITNESS WHEREOF-, tho undorslgnod has caused this Power of Attorney to be oxocutod as ot thlo /fi-goy ot Morch 2026. lnlm 11111\1011 CliU\lllr;ition I il11lt{•d A• 1 ,,.� /s/ Susan M. Gordon